PLEDGE AGREEMENT

INDEX

Article		Page
1.	RECITALS AND DEFINITIONS

2.	CREATION OF A PLEDGE AND SECURED OBLIGATIONS

3.	VALIDITY OF THE SECURITY

4.	PERFECTION OF THE PLEDGE OVER SHARES

5.	PLEDGOR'S REPRESENTATIONS AND WARRANTIES

6.	RIGHT TO RECEIVE DIVIDENDS AND VOTING RIGHTS

7.	FREE CAPITAL INCREASES

8.	PLEDGOR'S UNDERTAKINGS

9.	ENFORCEMENT OF THE PLEDGE

10.	THE NOTEHOLDERS' REPRESENTATIVE

11.	DISCHARGE OF THE PLEDGE

12.	NOTICES

13.	MISCELLANEOUS

14.	GOVERNING LAW AND JURISDICTION

15.	TAXES CHARGES AND EXPENSES

SCHEDULE 1

BETWEEN

1.
FINANZIARIA SIRTON S.P.A., a joint stock company (società per azioni) incorporated and organised under the laws of the Republic of Italy with registered office at Piazza XX Settembre, 2, 22079 Villa Guardia, Como, Italy, Fiscal Code and number of registration in the Companies Register of Como No. 00193780137, with a fully paid corporate capital of Euro 4,791,129.00., represented by Dr. Laura Ferro duly empowered by the resolution of the board of directors of May 24, 2004 (the “Pledgor”);

AND

2.
I-Bankers Securities Inc. (the “Noteholders’ Representative”), as representative of the holders of the Series A Senior Convertible Promissory Notes (the “Notes”) of Gentium S.p.A., a joint stock company (società per azioni) incorporated and organised under the laws of the Republic of Italy with registered office at Piazza XX Settembre, 2, 22079, Villa Guardia, Como, Italy, Fiscal Code and number of registration in the Companies Register of Como No. 02098100130, with a fully paid corporate capital of Euro 5,000,000.00, (“Gentium” or the “Company”), which Notes were issued pursuant to Subscription Agreements (the “Subscription Agreements”) between Gentium and the Noteholders, as purchasers.

WHEREAS

(A)	The Pledgor is the owner of 100% of the capital of Gentium.

(B)
It is a condition precedent to the Noteholders’ purchasing the Notes pursuant to the Subscription Agreements and any other relating agreements that the Pledgor, as the owner of all the issued and outstanding stock of Gentium, pledges the shares of Gentium as listed in Schedule 1 hereto (the “Pledged Shares”) to the Noteholders’ Representative and enters into this Pledge Agreement.

(C)
Under the Private Placement Memorandum, Section 11 of the Financing Terms Agreement and Section 5 of the Note, the Pledgor will secure the performance of the Company’s obligations under the Notes through a pledge to the Noteholders of up to one million six hundred fifty thousand (1,650,000) shares constituting thirty-three percent (33%) of the shares of outstanding Common Stock of the Company.

NOW, THEREFORE, the Pledgor agrees with the Noteholders’ Representative as follows:

1.	RECITALS AND DEFINITIONS

1.1	The above recitals together with Schedules constitute an integral and essential part of this agreement.

1.2	Save otherwise provided for in this agreement, the terms defined in the Subscription Agreements, the Notes and any other relating agreements shall have the same meaning where used in this agreement.

2.	CREATION OF THE PLEDGE AND SECURED OBLIGATIONS

2.1
The Pledgor unconditionally and irrevocably pledges in favour of the Noteholders’ Representative (for itself and on behalf of the Noteholders) the Pledged Shares, as security for the due and punctual payment of Gentium’s obligations under the Notes, when due, whether at maturity, by acceleration, by notice of prepayment or otherwise (the “Secured Obligations”) subject to the terms and conditions set forth herein.

2.2	The rights arising under the pledge created pursuant to this agreement shall cover:

2.2.1	the Pledged Shares, as defined above;

2.2.2	all dividends subsequent to the occurrence of an Event of Default according to Section 8 of the Notes, as provided for in article 6 below;

2.2.3	all profits or revenues deriving from the above;

2.3
Upon condition that an Event of Default according to Section 8 of the Notes occurs, the rights arising under this pledge shall extend to any increases in the Pledged Shares such as increases in the nominal value or new shares deriving from free capital increases which are owned by the Pledgor, as well as all rights in respect thereof and all dividends, but with the express exclusion of increases in the nominal value or new shares deriving from paid increase of capital.

2.4	The assets and interests mentioned in articles 2.1, 2.2 and 2.3 are hereinafter collectively referred to as the “Pledged Assets”.

2.5	For the sole purpose of the tax treatment of this agreement, the Pledgor declares that the value of the Pledged Shares is equal to Euro 1,650,000, that is the nominal value of the shares as resulting from the articles of association of Gentium.

3.	VALIDITY OF THE SECURITY

3.1	The security constituted by this agreement shall remain valid in its entirety notwithstanding any partial repayment or satisfaction of the Secured Obligations, until these are satisfied in full.

3.2	The security constituted by this agreement shall be in addition to any other real or personal guarantee to which the Noteholders may be entitled in respect of all or some of the Secured Obligations.

4.	PERFECTION OF THE PLEDGE OVER SHARES

4.1.
The Pledgor, after having accomplished all the formalities required by the applicable provisions for executing the pledge provided for by this agreement, will deliver as soon as reasonably practicable to the Noteholders’ Representative the Pledged Shares.

4.2.
The Noteholders’ Representative shall (i) not dispose, sell or constitute any right over the Pledged Shares save that pursuant to article 9 of this agreement, and (ii) keep and preserve the Pledged Shares in compliance with the provisions of the Italian Civil Code and any othe applicable provisions of law.

5.	PLEDGOR’S REPRESENTATIONS AND WARRANTIES

5.1	The Pledgor represents and warrants to the Noteholders’ Representative that:

5.1.1
it has full capacity to enter into this agreement and to perform the obligations under this agreement, and that all the resolutions necessary in connection thereto have been duly and validly adopted and have not been nor will be, to the extent necessary, withdrawn;

5.1.2	The Pledgor and Gentium are joint stock companies, validly incorporated and existing under the laws of the Republic of Italy;

5.1.3
The Pledgor and Gentium are not at the date hereof subject to any insolvency proceedings of any kind or any other proceedings or action whatsoever which could prevent the regular carrying out of the corporate objects, or constitutes any restriction to the rights of their creditors or prevents the execution of this agreement and of pledge herein provided for;

5.1.4	the Pledged Shares represent up to 33% of the corporate capital of Gentium and have been validly issued, subscribed and are fully paid up in the total nominal amount of Euro 1,650,000;

5.1.5	the Pledgor has not assigned, transferred or otherwise disposed of, or otherwise agreed to sell, transfer or otherwise dispose of any of its rights, title or interest to or in the Pledged Shares;

5.1.6
the Pledgor is the sole legal owner of the Pledged Shares, which are free and clear of any security or third party right, real or personal, of any kind, with the exception of those arising directly and exclusively out of the law and the pledge granted to the Noteholders’ Representative hereunder;

5.1.7
the Pledged Shares are not subject to attachment or seizure or any other restrictive measures and are freely transferable and no procedures are pending, including precautionary measures, in relation to the Pledged Shares, before any Court, arbitration panel or other Italian authorities, nor it is aware of third parties’ intention to commence such actions;

5.1.8
the setting up of this pledge and the provisions under this agreement do not conflict with any other agreements or arrangements to which the Pledgor or Gentium are parties, or with any other provisions of law or corporate documents binding for the Pledgor or Gentium.

6.	RIGHT TO RECEIVE DIVIDENDS AND VOTING RIGHTS

6.1
Until the occurrence of an event defined as an Event of Default in Section 8 of the Notes, no dividends attached to the Pledged Shares shall be paid to the Pledgor. Upon the occurrence of an event defined as an Event of Default in Section 8 of the Notes and as far as such Event of Default shall be continuing, any dividend due by Gentium in relation to the Pledged Shares shall be paid to the Noteholders’ Representative. The dividends received as above shall be used by the Noteholders’ Representative to discharge the Secured Obligations already expired or, should no Secured Obligations have expired, shall be retained by the Noteholders’ Representative as a security of the Secured Obligations.

6.2
Notwithstanding the provisions of article 2352 of the Italian Civil Code, the right to exercise voting rights at the shareholders’ meetings of Gentium, which are attached to the Pledged Shares, shall be conditionally waived by the Noteholders and shall be exercised by the Pledgor, but the occurrence of an event defined as an Event of Default in Section 8 of the Notes shall constitute a revocation of such waiver by the Noteholders of the right to exercise voting rights by the Pledgor as from the date on which the Pledgor has received the communication provided by article 6.1 and as far as such Event of Default shall be continuing.

6.3
The occurrence of any event or circumstance which, pursuant to the above provisions, constitute an Event of Default under Section 8 of the Notes, will entitle and legitimate the Noteholders, through the Noteholders’ Representative, to receive dividends and to exercise the voting rights as far as such Event of Default shall be continuing.

6.4
Subject to the provisions above, the transfer of voting rights at the shareholders’ meetings according to article 6.3 above shall be valid and effective for any meeting held after the notice of an Event of Default has been sent, or in the meeting in which such notice is delivered, and the transfer of the right to receive dividends will apply to every dividend, effectively paid by Gentium after the above-mentioned notice has been sent.

6.5
As long as the voting rights attached to the Pledged Shares belong to the Pledgor pursuant to this agreement, the Pledgor will provide or cause to be provided to the Noteholders’ Representative, not less than 15 days before the meeting and in any way within 48 hours from its receipt, copy of the call notice, the agenda of the shareholders’ meeting, any further acts or documents necessary for the Noteholders (through the Noteholders’ Representative) to be fully informed on such agenda and an indication of the voting intention of the Pledgor.

6.6
Should the Pledgor intend to hold a totalitarian shareholders’ meeting of Gentium, it will provide or cause to be provided to the Noteholders’ Representative, as soon as practicably possible, a notice containing the specification of the matters to be discussed in such totalitarian shareholders’ meeting and any further acts or documents necessary for the Noteholders (through the Noteholders’ Representative) to be fully informed on such matters.

6.7
Should the Noteholders (through the Noteholders’ Representative) exercise the voting right pursuant to the provisions of this article 6, the Pledgor accepts that it cannot have recourse to any objection, opposition to or defence against, including a request for a protective injunction or urgent judicial measures, with respect to:

6.7.1	the right of the Noteholders (through the Noteholders’ Representative) to exercise the voting rights in meetings and its right to receive dividends, as provided above;

6.7.2
the manner in which it exercises the voting rights attached to the Pledged Shares, provided that the voting rights are exercised only for the purposes of protecting the rights of the Noteholders, except in the case of wilful misconduct or negligence on the part of the Noteholders and/or of the Noteholders’ Representative.

7.	FREE CAPITAL INCREASES

7.1
In the event of free capital increase in corporate capital of Gentium the pledge over shares will cover the Pledgor’s shares issued and subscribed as a result of such increase in the corporate capital. The expression “Pledged Shares” will then include all those new shares.

7.2
 For the purpose of this article, the Pledgor undertakes to execute, if necessary, a pledge agreement in the form hereof and any instrument which may be necessary in order to include the newly issued shares in the Pledged Shares.

7.3	The Pledgor shall ensure that the pledge over the newly issued shares is duly executed pursuant to the applicable provisions.

7.4
The rights arising under the pledge over the Pledgor’s shares resulting from any future free increases in the capital of the Company, in accordance with the provisions of the above paragraphs, shall be construed as forming part of the same rights of pledge constituted pursuant to this agreement subject to the same provisions as contained herein.

8.	PLEDGOR’S UNDERTAKINGS

8.1	Unless otherwise expressly permitted by the Subscription Agreements, the Notes or other relating agreements, the Pledgor shall:

8.1.1
not sell, transfer, exchange or otherwise dispose of the Pledged Shares and not to execute any agreements or deeds or consent to any act causing restictions or limitations in relation to the Pledged Shares;

8.1.2
exercise the voting rights attached to the Pledged Shares, whilst and until it has the right thereto pursuant to article 6.2 above, in a manner which does not prejudice the rights and interests of the Noteholders as owners of the security rights applicable to the Pledged Assets and, in general, not take or omit to take any action which would adversely affect the validity of the pledge provided for by this agreement, its enforceability or would diminish the value of the Pledged Assets;

8.1.3
not consent to the creation of any privilege or third party right, security or any other charge with respect to the Pledged Assets, with the exception of those rights and privileges arising directly and exclusively out of the law;

8.1.4	co-operate with the Noteholders’ Representative for the purposes of defending the rights of the latter relating to the Pledged Assets against the claims of any third parties;

8.1.5
from time to time and at any time, promptly enter into and execute any further documents and deeds and undertake all further actions which might be necessary or which the Noteholders’ Representative should reasonably request in order to: (1) perfect and maintain the effectiveness of the pledge constituted by this agreement and/or (2) allow the Noteholders to exercise their rights with respect to the Pledged Assets;

8.1.6	promptly send to the Noteholders’ Representative copy of any material communication or information received in relation to Gentium or to the Pledged Assets;

8.1.7	inform the Noteholders’ Representative of any eventual claim or action brought by any party in relation to the Pledged Assets.

8.2	The costs arising as a result of the above-mentioned obligations shall be borne by the Pledgor.

9.	ENFORCEMENT OF THE PLEDGE

9.1
The Pledgor accepts that, for the purposes of the enforcement of this pledge, following the occurrence of an event defined as Event of Default in section 8 of the Notes, the Noteholders’ Representative is authorised to sell the Pledged Shares in whole or in part, and in one or more steps, pursuant to the article 2797 of the Italian Civil Code. The Noteholders’ Representative may also appoint a different financial institution to arrange the sale, or a financial brokerage company or any other intermediary in the securities market, or proceed directly to a sale to third parties at the best price available on the market.

9.2
The above is without prejudice to any other form of enforcement of the pledge or sale of the Pledged Shares as provided for by law, including, without limitation, request for obtaining assignment or transfer of the Pledged Shares under article 2798 of the Italian Civil Code.

9.3
Any cash held by the Noteholders’ Representative as object of this pledge and all cash proceeds received in respect of the sale of or other realisation of the Pledged Assets shall be applied in the following order:

a)
to the payment of all costs and expenses (including documented and reasonable attorney’s fees and legal expenses taxes, duties and other costs) incurred by the Noteholders’ Representative in connection with: (i) the custody of, preservation, use or operation of, or the sale of the Pledged Assets; (ii) the exercise or enforcement of any of Noteholders’ rights hereunder; or (iv) the failure of the Pledgor to perform or comply with any of the provisions hereof;

b)	to the payment first of interests and then of principal of the Secured Obligations in accordance with the terms of the Subscription Agreements, the Notes and other relating agreements;

c)	other proceeds, if any, to the Pledgor or to whomsoever shall be lawfully entitled to receive the same.

10.	THE NOTEHOLDERS’ REPRESENTATIVE

10.1.
The Noteholders’ Representative represents and warrants to the Guarantor that it has irrevocable right, power and authority (i) to enter into and perform this agreement and bind all of the Noteholders to its terms, (ii) to give and receive directions and notices hereunder; and (iii) to make all determinations that may be required or that it deems appropriate under this agreement.

10.2.
Until notified in writing by the Noteholders’ Representative that it has resigned or by a majority in interest of the Noteholders, including Generation Capital Associates, that it has been removed, the Pledgor may act upon the directions, instructions and notices of the Noteholders’ Representative named above and, thereafter, upon the directions, instructions and notices of any successor(s) named in a writing executed by a majority-in-interest of the Noteholders filed with the Pledgor.

11.	DISCHARGE OF THE PLEDGE

The Noteholders’ Representative shall have to release the pledge set up under this agreement, upon request and at the expenses of the Pledgor, on the date on which all of the obligations and liabilities of Gentium to the Noteholders under the Subscription Agreements, the Notes and other relating agreements have been discharged in full.

Subject to the above, the pledge constituted pursuant to this agreement shall cease to be effective and the Pledged Assets shall return to the Pledgor, and the Noteholders’ Representative (i) shall release in favour of the Pledgor such part of the Pledged Assets not sold or otherwise assigned pursuant to this agreement, (ii) shall execute and deliver to the Pledgor those documents that the latter may reasonably request to give evidence of such release and (iii) shall take all actions that may be necessary or useful to return the Pledged Assets to the Pledgor.

12.	NOTICES

12.1
Except as otherwise expressly specified herein, all notices, requests and other communications required or permitted hereunder shall be in writing and shall be sent by an internationally recognized overnight courier service; by certified or registered mail, return receipt requested (or, in the case of a notice sent to an address in Italy, by international express mail, return receipt requested); by facsimile transmission; or by hand delivery. The address for such notices and communications shall be as follows:

If to the Pledgor:

Finanziaria Sirton S.p.A.

Address:

Piazza XX Settembre, 2, 22079 Villa Guardia, Como, Italy

Telephone number:

Facsimile:

Attention: Mr. Sauro Carsana

If to Gentium:

Gentium S.p.A.

Address:

Piazza XX Settembre, 2, 22079 Villa Guardia, Como, Italy

Telephone number:

Facsimile:

Attention: Mr. Sauro Carsana

If to the Noteholders’ Representative:

Address:

_________________

Telephone number:

Facsimile:

Attention:

Any party may designate a different notice address, contact person, telephone number or facsimile number with respect to such party by providing a notice describing such changes to the other party hereto in accordance with the provisions of this Section 12.1. Any notice sent by internationally recognized overnight mail courier service shall be deemed to be delivered to the address shown on the mailing receipt on the expected date of delivery upon proper evidence of mailing for purposes of this Section 12.1. Any notice sent by certified or registered mail, return receipt requested (or, in the case of a notice sent to an address in Italy, by international express mail, return receipt requested), shall be deemed to be delivered five business days after mailing. Any notice sent by facsimile transmission shall be deemed delivered as of the open of business on the business day following the date on which sent provided the sender receives written confirmation of transmission and provided that within 24 hours such notice is also sent by regular mail or by an internationally-recognized overnight mail courier service to the appropriate address specified above. Any notice sent by hand delivery shall be deemed delivered as of the date of delivery.

13.	MISCELLANEOUS

13.1
No amendment to the provisions of this agreement, or to the rights arising under the pledge constituted herein, or any waiver of the rights arising hereunder, shall be effective unless such amendment or waiver is in a written deed and signed by the Pledgor and by the Noteholders’ Representative or in case of a waiver, by the waiving party.

13.2
In case of any one or more of the provisions contained in this agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, and the parties hereto agree to negotiate in good faith to replace any such invalid, illegal or unenforceable provision with a new valid, legal and enforceable provision that, to the extent possible, will preserve the financial bargain of this agreement or to otherwise amend this agreement to obtain such effect.

14.	GOVERNING LAW AND JURISDICTION

14.1	This agreement and the rights arising under the pledge constituted thereby are governed by the Italian law.

14.2	The courts of Milan shall have exclusive jurisdiction to settle any dispute arising from or in relation to the interpretation, execution, performance or termination of this agreement.

15.	TAXES CHARGES AND EXPENSES

15.1	Taxes, charges and expenses relating to this agreement, including legal and notarial fees and registration tax, shall be borne by the Pledgor.

15.2
Upon Noteholders’ Representative written and documented request, the Pledgor shall promptly reimburse the Noteholders (through the Noteholders’ Representative) for any stamp duty and other taxes, expense and costs (including reasonable legal and notarial fees), that the latter has incurred in relation to:

(i)	the setting up, preservation or enforcement of this pledge;

(ii)	any breach by the Pledgor to the obligations deriving from this agreement.

  SIGNATORIES

The Pledgor

Finanziaria Sirton s.p.A.

/s/ Dr. Laura Ferro
By: Dr. Laura Ferro
As: Director

The Noteholders’ Representative

Michael McCory

/s/ Michael McCory
By: Michael McCory
As: Self

SCHEDULE 1

Pledged Shares

1,650,000